SIDLEY AUSTIN BROWN & WOOD LLP

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787 SEVENTH AVE.
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TELEPHONE 212 839 5300
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www.sidley.com

FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
(212)839-8646

WRITER'S E-MAIL ADDRESS
dharding@sidley.com



March 21, 2003

By Hand

Office of International Corporate Finance
Stop 0302
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Caribbean Cement Company Limited
(the "Issuer"); File No. 82-3715

Dear Ladies and Gentlemen:

On behalf of the Issuer, we hereby furnish the following information required by Rule 12g3-2(b)(1) of the Securities Exchange Act of 1934 (the "1934 Act"):

1. Consolidated audited results for the year ended December 31, 2002[1];
2. List of ten largest shareholders of the Issuer as of December 31, 2002[1];
3. List of directors' shareholdings of the Issuer as of December 31, 2002[1];
4. List of senior managers' shareholdings of the Issuer as of December 31, 2002[1]

[1] As required to be filed with the Jamaica Stock Exchange, under Rule 407 of the Jamaica Stock Exchange.

5. Resolution of the Board of Directors recommending declaration of a dividend[1].

We also hereby report the appointment of Brian Young and Tim Nafzinger to the Board of Directors of the Issuer effective as of November 22, 2002.

This information is provided with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the 1934 Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter with the messenger, who has been instructed to wait for the stamped copy.

Very truly yours,



Deirdre M. Harding

Enclosures

cc: Cordia J. Constable (without enclosures)



CARIBBEAN CEMENT COMPANY LIMITED

THE DIRECTORS OF CARIBBEAN CEMENT COMPANY LIMITED REPORT ON THE CONSOLIDATED AUDITED RESULTS FOR THE TWELVE MONTHS ENDING 31st DECEMBER 2002.

DIRECTORS' STATEMENT

The transformation imperatives that commenced three years ago continue to show significant results with revenue increasing by 16% to $3.6 billion, Operating Profit increasing by 23% to $640 million and Profit after taxation increasing by 27% to $374 million.

Operational records were achieved in virtually every area, with the highest ever production of limestone, shale, clinker and cement. The sales record was also highest in the history of the company with the sale of 625,329 metric tonnes of cement.

LIQUIDITY AND CAPITAL RESOURCES

The Net Cash generated by our Operating Activities increased by 65% to $492 million, and our Cash, Short Term Funds and Bank Advances improved by 29% to $157 million. The Working Capital deficit improved by 61% ($363 million) and the shareholders' Group Equity increased by 15.6% to $1.9 billion.

OUTLOOK

We continue to take necessary legal steps against the unfair trading practices, i.e., dumped cement. The threat of military action against Iraq and the current political impasse in Venezuela is having a significant direct impact on our energy cost and combined with the depreciating Jamaican dollar continues to challenge us. Commencing this year and over the next three years, we will be making significant capital investments to optimise our existing plant and technology. These improvements will address our energy costs, environmental issues and further improve productivity.

We remain optimistic on our outlook. The directors have proposed a dividend of seven cents (7c) per share with a total value of $59.8M which will be submitted to the shareholders for their approval at the next Annual General Meeting.


Chairman


Director

CARIBBEAN CEMENT COMPANY LIMITED

CONSOLIDATED FINANCIAL REPORT

FOR THE YEAR ENDED 31st DECEMBER, 2002

The Directors Of The Caribbean Cement Company Limited Report The Consolidated
Audited Results For The Year Ended 31st December, 2002

CONSOLIDATED PROFIT & LOSS ACCOUNT

	J$' 000 Audited Year Ended December 31, 2002	J$' 000 Audited Year Ended December 31, 2001
SALES (CEMENT TONNES)	625,329	599,484
REVENUE	**3,676,266**	**3,160,402**
OPERATING PROFIT	**640,317**	**517,323**
Finance Cost- Net	(114,234)	(122,914)
Profit Before Taxation	**526,083**	**394,409**
Taxation	(151,311)	(100,567)
GROUP NET PROFIT AFTER TAXATION	**374,772**	**293,842**
Earnings per ordinary stock unit		
Cents - Basic & Diluted	44	35
Operating Profit/Revenue Ratio	17%	16%
Proposed Dividend - cents	7	5

CONSOLIDATED BALANCE SHEET

	J$' 000 Audited December 31, 2002	J$' 000 Audited December 31, 2001
Non-Current Assets	2,285,341	2,338,791
Current Assets	1,254,060	1,043,975
Current Liabilities	(1,483,307)	(1,636,783)
Non-Current Liabilities	(130,859)	(81,745)
Total Net Assets	1,925,235	1,664,238
Share Capital	425,569	425,569
Reserves	743,040	368,268
Shareholders' Equity	1,168,609	793,837
Deferred Gain	756,626	870,401
Group Equity	1,925,235	1,664,238

CONSOLIDATED CASH FLOW STATEMENT

	J$' 000 Audited Year Ended December 31, 2002	J$' 000 Audited Year Ended December 31, 2001
Group Net Profit after Taxation	**374,772**	**293,842**
Adjustment for non-cash items	226,879	147,597
	601,651	441,439
Change in working capital	(108,976)	(144,218)
Net cash generated by operating activities	492,675	297,221
Net cash (Used in) investing activities	(159,919)	(155,917)
Net cash (Used in) financing activities	(94,805)	(139,832)
Increase in cash and short term funds	237,951	1,472
Cash and short term funds - beginning of period	(81,374)	(82,846)
Cash and short term funds - end of period	156,577	(81,374)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	J$' 000 Audited Year Ended December 31, 2002	J$' 000 Audited Year Ended December 31, 2001
Balance at beginning of period (Originally Reported)	793,837	615,968
Prior period adjustments	-	(73,684)
Balance restated	793,837	542,284
Net Profit for period	374,772	293,842
Goodwill on acquisition of subsidiary	-	268
Dividends	-	(42,557)
Balance at end of period	1,168,609	793,837

Notes

1. **Accounting Policies**

   The accounting policies used in the preparation of these financial statements are consistent with those used in the audited financial statements for the year ended December 31, 2002.

CARIBBEAN CEMENT COMPANY LIMITED

RESOLUTION OF THE BOARD

RESOLVED:

"THAT a final dividend in respect of the year ended December 31, 2002 on the ordinary share capital of the Company at the rate of seven cents per stock unit be and is hereby recommended for declaration by stockholders at the Annual General Meeting of the Company to be convened on April 29, 2003 such dividend to be paid out of the profits of the Company on June 25, 2003 to stockholders registered at the close of business on May 14, 2003."

Certified to be a true copy of a Resolution of the Board of Directors of the Company passed at a meeting of the Board duly convened and held on February 28, 2003.



Secretary

DATED this 28th day of February 2003

CARIBBEAN CEMENT COMPANY LIMITED
LIST OF (10) LARGEST SHAREHOLDERS
AS AT DECEMBER 31, 2002

	NAME	NUMBER OF UNITS
1.	TCL NEVIS LIMITED	558,688,942
2.	TRINIDAD CEMENT LIMITED	71,876,497
3.	SCANCEM INTERNATIONAL (ST.LUCIA) LTD.	42,187,482
4.	SCOTIA JAMAICA TRUST & MERCHANT BANK LIMITED - ACCOUNT 542.	12,155,897
5.	ROYTRIN SECURITIES LIMITED	11,400,000
6.	NATIONAL INSURANCE FUND	6,394,833
7.	GLEANER SUPERANNUATION FUND	4,657,179
8.	MANCHESTER PENSION TRUST FUND LIMITED	4,424,375
9.	SCOJAMPEN LIMITED	3,667,468
10.	WEST INDIES TRUST COMPANY ACCOUNT 109	3,488,494

CARIBBEAN CEMENT COMPANY LIMITED
SHAREHOLDING OF DIRECTORS AS AT DECEMBER 31, 2002

1.	RAFAEL ANEZ	-	NIL
2.	ROLLIN BERTRAND	-	NIL
3.	HOLLIS HOSEIN	-	NIL
4.	WALTON JAMES	-	NIL
5.	TIMOTHY NAFZIGER	-	NIL
6.	YUSUFF OMAR	-	NIL
7.	PAUL STOCKHAUSEN	-	NIL
8.	BRIAN YOUNG	-	NIL

CARIBBEAN CEMENT COMPANY LIMITED

SHAREHOLDING OF SENIOR MANAGERS AS AT DECEMBER 31, 2002

	NAME	NO. OF UNITS
1.	FRANCIS A. HAYNES	NIL
2.	CHESTER ADAMS	9,000
3.	MAXWELL BROOKS	24,847
4.	CORDIA CONSTABLE	NIL
	ORVILLE HILL	NIL
5.	ALICE HYDE	NIL
6.	DERRICK ISAAC	NIL
7.	PAUL LUE LIM	NIL
8.	DALMAIN SMALL	NIL
9.	PHIL YEUNG	NIL